ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders

of Endeavour Silver Corp. (the "Company")

Held on May 12, 2021 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	67,521,897
Total outstanding Shares as at Record Date	163,678,312
Total % of Shares Voted	41.25%

MATTERS VOTED UPON		VOTING RESULTS
1.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company's next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Margaret M. Beck	34,983,870 (97.90%)	749,106 (2.10%)
	Ricardo M. Campoy	35,070,420 (98.15%)	662,556 (1.85%)
	Bradford J. Cooke	33,801,339 (94.59%)	1,931,637 (5.41%)
	Geoffrey A. Handley	33,025,727 (92.42%)	2,707,250 (7.58%)
	Rex J. McLennan	34,891,330 (97.64%)	841,646 (2.36%)
	Kenneth Pickering	35,004,529 (97.96%)	728,448 (2.04%)
	Mario D. Szotlender	34,601,368 (96.83%)	1,131,608 (3.17%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor's Remuneration	Vote by show of hands
To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration
Outcome: KPMG LLP was appointed auditor of the Company until the Company's next Annual General Meeting and the directors of the Company were authorized to fix the auditor's remuneration.
3.	Reconfirmation of the Company's Stock Option Plan	Vote by show of hands
To reconfirm the Company's Stock Option Plan, as amended by Amendment No. 5
Outcome: The Company's Stock Option Plan, as amended by Amendment No. 5, was approved and reconfirmed by the shareholders of the Company.

4.	Approve the adoption of the Company's new Equity-Based Share Unit Plan	Vote by show of hands
To approve the Company's new Equity-Based Share Unit Plan
Outcome: The Company's Equity-Based Share Unit Plan was approved by the shareholders of the Company.